EXHIBIT E

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2012 on Form 18-K filed with the SEC on August 27, 2013, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

SELECTED BRAZILIAN ECONOMIC INDICATORS

	2008		2009		2010		2011		2012
The Economy
Gross Domestic Product:
(in billions of current Brazilian reais)	R$	3,032.20	R$	3,239.40	R$	3,770.08	R$	4,143.01	R$	4,402.54
(at current prices in U.S.$ billions)(1)	U.S.$	1,650.9	U.S.$	1,625.6	U.S.$	2,143.9	U.S.$	2,475.1	U.S.$	2,252.6
Real GDP Growth (decline)(2)		5.2%		(0.3)%		7.5%		2.7%		0.9%
Population (millions)		189.6		191.5		193.3		194.9		196.5
GDP Per Capita(3)	U.S.$	8,706.68	U.S.$	8,489.82	U.S.$	11,093.88	U.S.$	12,696.10	U.S.$	11,462.22
Unemployment Rate(4)		6.8%		6.8%		5.3%		4.7%		4.6%
IPCA (rate of change) (5)		5.9%		4.3%		5.9%		6.5%		5.8%
IGP-DI (rate of change)(6)		9.1%		(1.4)%		11.3%		5.0%		8.1%
Nominal Devaluation Rate(7)		31.9%		(25.5)%		(4.3)%		12.6%		8.9%
Domestic Real Interest Rate(8)		6.20%		5.38%		3.66%		4.80%		2.50%
Balance of Payments (in U.S.$ billions)
Exports		197.9		153.0		201.9		256.0		242.6
Imports		(173.1)		(127.7)		(181.8)		(226.2)		(223.2)
Current Account		(28.2)		(24.3)		(47.3)		(52.5)		(54.2)
Capital and Financial Account (net)		29.4		71.3		99.9		112.4		70.2
Overall Balance (Change in Reserves)		3.0		46.7		49.1		58.6		18.9
Total Official Reserves		193.8		238.5		288.6		352.0		378.61
Public Finance (% of GDP)
Central Government Primary Balance (9)		2.4%		1.3%		2.1%		2.3%		2.0%
Consolidated Public Sector Primary Balance (10)		3.4%		2.0%		2.7%		3.1%		2.4%
Federal Public Debt (in R$ billions)
Domestic Federal Public Debt (DFPD or DPMFi)	R$	1,264.82	R$	1,398.42	R$	1,603.94	R$	1,783.06	R$	1,916.71
External Federal Public Debt (EFPD or DPFe)	R$	132.51	R$	98.97	R$	90.10	R$	83.29	R$	91.28
Federal Public Debt as % of Nominal GDP		46.1%		46.2%		44.9%		45.0%		45.6%
Total Federal Public Debt (in R$ billions)(11)	R$	1,397.34	R$	1,497.39	R$	1,694.00	R$	1,866.35	R$	2,007.98
General Government Gross Debt (GGGD or DBGG) (in R$ billions)(12)	R$	1,740.88	R$	1,973.42	R$	2,011.52	R$	2,243.60	R$	2.583.95
DBGG as % of GDP		57.4%		60.9%		53.4%		54.2%		58.7%
Public Sector Net Debt (NPSD or DLSP) (in R$ billions)(13)(14)	R$	1,168.24	R$	1,362.71	R$	1,475.82	R$	1,508.55	R$	1,550.08
DLSP as % of GDP		38.5%		42.1%		39.2%		36.4%		35.2%

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon current Brazilian reais.
(3)	Not adjusted for purchasing power parity.
(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.
(5)	The Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo or “IPCA”) as reported by the National Bureau of Geography and Statistics (Fundação Instituto Brasileiro de Geografia e Estatística or “IBGE”).
(6)	The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(7)	Year-over-year percentage appreciation of the U.S. dollar against the Brazilian real (sell side).
(8)	Brazilian federal treasury securities deflated by the IPCA and adjusted at each month-end to denote real annual yield.
(9)	The Central Government consists of the National Treasury Secretariat, the Social Security System (“RGPS”) and the Central Bank. The Consolidated Public Sector consists of the Central Government, states, municipalities and public enterprises, except Petrobras and Eletrobras.
(10)	Primary results represent Federal Government revenues less Federal Government expenditures, excluding interest expenditures on public debt.
(11)	Total Federal Public Debt announced by the National Treasury Secretariat.
(12)	The General Government Gross Debt (“GGGD”) pertains to that of the federal, state and municipal governments, both with the private sector and the public financial sector. However, debts that are the responsibility of state-owned companies (at the three levels of government) are not covered by the GGGD category. Although the Central Bank is not an entity whose liabilities figure in this indicator, its open-market operations committed to the financial sector are classified as general government debt.
(13)	The Net Public Sector Debt (“NPSD”) refers to the total obligations of the non-financial public sector deducted from its financial assets held by non-financial private agents as well as public and private financial agents. For Brazil, unlike for many other countries, net debt includes Central Bank assets and liabilities including, among other items, international reserves (assets) and the monetary base (liabilities).
(14)	NPSD is the main indebtedness indicator used by the Federal Government when making economic policy decisions and, as compared to GGGD, more adequately reflects the dynamics of public liabilities and the Federal Government’s fiscal efforts, which are shown by the consolidated primary balance at all levels. For example, in its fiscal reports, the Federal Government generally focuses on the NPSD/GDP ratio, and includes in its Budgetary Guidelines Law (“LDO”) an annual estimate of this indicator’s evolution for the current year and three subsequent years, based on its expectations about real interest rates, economic growth and primary surplus targets for the whole public sector.

Sources: IBGE; Getúlio Vargas Foundation; Central Bank; National Treasury Secretariat

Recent Political Developments

President Rousseff was elected President of Brazil on October 31, 2010 and took office on January 1, 2011, replacing former president Luiz Inácio Lula da Silva. President Rousseff is a member of the Workers’ Party (Partido dos Trabalhadores, or “PT”). During the October 2010 elections, 513 federal deputies and 54 of 81 senators were elected, taking office on February 1, 2011. Following the October 2010 elections, the coalition of political parties supporting President Rousseff obtained 59% (304/513) of the seats in the Chamber of Deputies and 62% (50/81) of the seats in the Senate. As of October 9, 2013, 62% (317/513) of the seats in the Chamber of Deputies and 74% (60/81) of the seats in the Senate were held by parties that support President Rousseff.

Gross Domestic Product

The latest data released from Quarterly National Accounts showed that, on a seasonally-adjusted basis, GDP increased 1.5% in the second quarter of 2013, compared with the first quarter of 2013. The best performing sector during the second quarter of 2013 was the agriculture sector (growth of 3.9% in value added) followed by the industry (2.0%) and services (0.8%) sectors.

In comparison with the second quarter of 2012, GDP for the second quarter of 2013 grew 3.3%. Value added at basic prices rose by 3.2%, and net taxes on products rose by 4.1%. With respect to internal demand, gross formation of fixed capital grew 9.0% in the second quarter of 2013 relative to the second quarter of 2012. Over the same period, general government consumption expenditure grew by 1.0% and household consumption expenditure rose 2.3%.

After reducing the Industrialized Products Tax (IPI) applicable to many products throughout 2012, on June 27, 2013, the Federal Government announced that it would increase the IPI on home appliances, furniture and panels. The new IPI rates, which are part of the Federal Government’s policy of gradually reversing its previous IPI rate reductions, became effective on July 1, 2013. On September 27, 2013, the Federal Government again increased the IPI on home appliances, furniture and panels, as economic indicators in the second half of 2013 improved. The new rates became effective on October 1, 2013.

The National Monetary Council sets the “TJLP”, or long-term interest rate, on loans issued by Brazil’s Government-controlled development bank, BNDES. Each quarter, the National Monetary Council reviews the TJLP. On September 30, 2013, the National Monetary Council decided not to change the TJLP, keeping the rate at 5.0% for the fourth quarter of 2013.

Employment

In August 2013, the group of six metropolitan areas surveyed by IBGE’s Monthly Employment Survey (São Paulo, Rio de Janeiro, Belo Horizonte, Recife, Salvador and Porto Alegre) had an estimated average unemployment rate of 5.3%, representing a decline of 0.3% relative to July 2013 (5.6%).

Prices

The National Extended Consumer Price Index (IPCA) increased by 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011 and 5.8% in 2012. In September 2013, the IPCA rose 0.35%, for a cumulative increase of 5.86% over the trailing 12-month period, compared to an IPCA increase of 6.09% over the trailing 12-month period ending in August 2013. The 2013 accumulated inflation rate (as measured by IPCA) through September 30, 2013 was 3.79%.

The inflation rate (as measured by IGP-DI) increased 9.1% in 2008, decreased 1.4% in 2009 and increased 11.3% in 2010, 5.0% in 2011 and 8.1% in 2012. In September 2013, the IGP-DI inflation rate increased 1.36% compared to an increase of 0.46% in August 2013. As of September 30, 2013, the IGP-DI inflation rate for the trailing 12-month period was 4.47% and the cumulative rate for 2013 was 3.86%.

Monetary Policy

In its last meeting held on October 8 and 9, 2013, the Monetary Policy Committee (“COPOM”) raised the Selic interest rate by 50 basis points (bps), from 9.00% to 9.50% per year, without bias. The COPOM indicated that the intent of its decision to raise the interest rate is to help reduce inflation and ensure that inflation reduction continues into 2014. The COPOM may establish a monetary policy “bias” at its regular meetings. A bias (to ease or tighten monetary policy) authorizes the President of the Central Bank to increase or decrease the Selic interest rate target in a specified direction at any time between regular COPOM meetings. For example, an upward bias permits the President of the Central Bank to raise the Selic rate between COPOM meetings, with no need to call a special meeting.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$1.6662 to U.S.$1.00 on December 31, 2010, R$1.8758 to U.S.$1.00 on December 30, 2011, R$2.0435 to U.S.$1.00 on December 31, 2012, and R$2.1760 to U.S.$1.00 on October 22, 2013.

Balance of Payments; Foreign Trade; International Reserves

The accumulated current account deficit over the 12-month period ended August 31, 2013 was approximately U.S.$80.6 billion, compared to an accumulated deficit of approximately U.S.$49.6 billion over the 12-month period ended August 31, 2012. As of August 31, 2013, the services and income account accumulated over the previous 12 months had a deficit of U.S.$86.1 billion and the current unilateral transfers account accumulated over the previous 12 months showed a surplus of U.S.$3.0 billion. The balance of payments deficit accumulated over the previous 12 months was approximately U.S.$0.4 billion through August 31, 2013, compared to an accumulated surplus of approximately U.S.$25.7 billion through August 31, 2012.

As of September 30, 2013, the accumulated trade surplus over the previous 12-month period was approximately U.S.$2.1 billion, compared to an accumulated trade surplus of approximately U.S.$22.4 billion recorded for the 12-month period ended September 30, 2012. Exports accumulated over the 12-month period ended September 30, 2013 totaled approximately U.S.$239.6 billion, a 2.8% decrease in daily average exports from the approximately U.S.$246.6 billion recorded in the 12-month period ended September 30, 2012. Imports accumulated over the 12-month period ended September 30, 2013 totaled approximately U.S.$237.5 billion, representing a 5.9% increase in daily average imports from the approximately U.S.$224.2 billion recorded for the 12-month period ended September 30, 2012.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$352.0 billion on December 30, 2011 and U.S.$378.6 billion on December 31, 2012. On October 15, 2013, Brazil’s international reserves totaled U.S.$375.5 billion.

Foreign Investment

As of August 31, 2013, the net foreign direct investment accumulated over the previous 12-month period was approximately U.S.$61.1 billion, compared to approximately U.S.$65.8 billion accumulated over the 12-month period ended August 31, 2012.

Fiscal Policy

On August 29, 2013, the Federal Government sent Congress a draft of the 2014 Budget Law. The draft assumes a 6.6% increase in the monthly minimum wage, which automatically increases under current law to adjust for inflation and GDP growth, from R$678 to R$722.9 in 2014. The projected nominal primary balance target set out in the draft is R$167.4 billion (approximately 3.2% of projected GDP) for 2014. Of this amount, the draft proposes a possible deduction of up to R$58 billion for priority investments. The Federal Government also proposes a reduction in Brazil’s public sector net debt to 33.9% of GDP from the expected 34.8% of GDP in 2013. The draft assumes an accumulated inflation rate of 5.0% and GDP growth of 4.0% for 2014.

Public Finance

In August 2013, the public sector registered a primary deficit of R$0.4 billion, compared to the R$3.0 billion surplus registered in August 2012. For the 12-month period ended August 31, 2013, the accumulated surplus was R$84.7 billion (1.8% of GDP).

The consolidated public sector nominal deficit was R$22.3 billion in August 2013. For the 12-month period ended August 31, 2013, the deficit was R$144.9 billion (3.1 % of GDP).

The deficit in Brazil’s social security system increased R$3.1 billion in July 2013, an increase of 12.4% in real terms compared with the same month in 2012.

Public Debt

In February 2013, the Brazilian National Treasury released the Annual Public Debt Report 2012 and the Annual Borrowing Plan 2013. The Annual Public Debt Report 2012 presents the federal public debt (FPD) results for 2012 and discusses how the public debt was managed throughout the year, using as a reference the guidelines and targets set forth in the Annual Borrowing Plan 2012. The report also describes Brazil’s macroeconomic environment, as well as the achievements of the National Treasury and Treasury Direct (an internet based retail sales program) in 2012. The Annual Borrowing Plan 2013 sets forth the goals of the National Treasury and presents the objectives, guidelines and targets that will be pursued during the year. The objectives and guidelines are to

•	gradually replace floating rate bonds with fixed rate or inflation-linked instruments;

•	smooth the maturity structure, with special attention to short-term debt;

•	increase the average maturity of the outstanding debt;

•	develop the yield curve on both domestic and external markets;

•	increase the liquidity of federal public securities on the secondary market;

•	broaden the investor base; and

•	improve the External Federal Public Debt profile through issuances of benchmark securities, buybacks and structured operations.

The Annual Borrowing Plan 2013 targets total public debt within a band of R$2,100 billion and R$2,240 billion, compared to R$2,008 billion in 2012. The target composition contemplates fixed rate debt between 41.0% and 45.0% of total debt, compared to 40.0% in 2012; inflation-indexed debt between 34.0% and 37.0%, compared to 33.9% in 2012; floating rate debt between 14.0% and 19.0%, compared to 21.7% in 2012; and foreign exchange indexed debt between 3.0% and 5.0%, compared to 4.4% in 2012. The percentage of debt falling due within 12 months is targeted between 21.0% and 25.0%, compared to 24.4% in 2012; and the average term is targeted to increase to between 4.1 and 4.3 years, compared to 4.0 years in 2012.

Brazil’s General Government Gross Debt (GGGD or DBGG) totaled R$2,583.9 billion (58.7% of GDP) as of December 31, 2012, compared to R$2,243.6 billion (54.2% of GDP) as of December 31, 2011. On August 31, 2013, Brazil’s net public sector debt stood at R$1,573.1 billion (33.8% of GDP), and Brazil’s GGGD stood at R$2,749.3 billion (59.1% of GDP).

On August 31, 2013, Brazil’s domestic federal public debt (DFPD or DPMFi) totaled approximately R$1,895.8 billion, compared to R$1,778.9 billion on August 31, 2012. Brazil’s external federal public debt (EFPD or DPFe) stood at R$95.8 billion on August 31, 2013, compared to R$88.4 billion on August 31, 2012. The federal floating rate (Selic rate) debt decreased to R$451.3 billion (22.7% of FPD) on August 31, 2013, from R$460.8 billion (24.7% of FPD) on August 31, 2012, while fixed rate debt increased to R$761.1 billion (38.2% of FPD) on August 31, 2013, from R$697.8 billion (37.4% of FPD) on August 31, 2012.

The average maturity of Brazil’s federal public debt was 3.50 years in December 2008, 3.53 years in December 2009, 3.51 years in December 2010, 3.62 years in December 2011 and 3.97 years in December 2012. In August 2013, the average maturity of Brazil’s federal public debt was 4.35 years. Approximately R$484.5 billion, or 24.3% of the total federal public debt outstanding as of August 31, 2013, is scheduled to mature on or before August 31, 2014. From 2008 to 2012, the National Treasury continued to buy back its outstanding external debt bonds as part of its continuing EFPD Buyback Program that started in January 2007. The main goal of the Buyback Program is to improve Brazil’s sovereign yield curve through repurchases of Brazil’s external bonds in the secondary market. Since January 2007, the repurchases have amounted to approximately U.S.$14.9 billion in principal amount.

In April 2011, Fitch Ratings upgraded Brazil’s foreign and local currency Issuer Default Ratings (IDRs) to “BBB” from “BBB-” with a stable outlook and its Country Ceiling to “BBB+” from “BBB”. On October 25, 2011 and July 18, 2013, Fitch Ratings affirmed its investment grade rating of “BBB” with a stable outlook on Brazil’s foreign and local currency IDRs. Likewise, Standard & Poor’s (“S&P”) upgraded Brazil’s debt risk rating in local currency to “A-” in 2011. This change in credit rating was particularly significant for Brazil, because more than 95% of its public debt on the market is real-denominated and credit ratings can affect borrowing costs. In June 2013, S&P revised the outlook on its long-term ratings for Brazil to negative from stable. At the same time, S&P affirmed its “BBB” long-term and “A-2” short-term foreign currency sovereign credit ratings on the country. S&P also affirmed its “A-” long-term and “A-2” short-term local currency sovereign credit ratings. On October 2, 2013, Moody’s Investors Service changed the outlook for Brazil’s “Baa2” government bond rating from positive to stable. Concurrently, Moody’s affirmed its “Baa2” rating.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Brazil’s current credit ratings and the rating outlooks currently assigned to Brazil are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Brazil. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. We disclose these ratings because, though we have no control over ratings, they are important to our ability to obtain the financing that we need on terms that are favorable to us. A decision by a rating agency to downgrade our credit rating may have an adverse impact on our ability to access funding and increase our borrowing costs, while an upgrade in our rating may improve our access to funding and reduce our borrowing costs.

On June 28, 2013, the National Treasury issued securities with a present value of approximately R$15 billion in favor of BNDES, as authorized by Provisional Measure No. 618, dated June 5, 2013.

Brazil has completed the following offerings since December 31, 2012:

•	an offering of U.S.$800,000,000 aggregate principal amount of its 2.625% Global Bonds due 2023 on May 16, 2013, to be consolidated to form a single series with the U.S.$1,350,000,000 aggregate principal amount of its outstanding 2.625% Global Bonds due 2023 issued on September 12, 2012;

•	an offering of U.S.$3,250,000,000 aggregate principal amount of its 4.25% Global Bonds due 2025 on November 1, 2013.